UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Malesardi, Michael J.
   c/o PSINet Inc.
   510 Huntmar Park Drive
   Herndon, VA  20170
2. Issuer Name and Ticker or Trading Symbol
   PSINet Inc.
   PSIX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|12/8/9|M   | |44,449            |A  |$7.625-$48.|                   |D     |                           |
e                          |9     |    | |                  |   |625        |                   |      |                           |
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Common Stock, $.01 par valu|12/8/9|S   | |44,449            |D  |$64.3197   |1,000              |D     |                           |
e                          |9     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Options to purchase Co|$9.125  |12/8/|M   | |20,417     |D  |*    |7/15/|Common Stock|20,417 |$9.125 |14,583      |D  |            |
mmon Stock, $.01 par v|        |99   |    | |           |   |     |07   |, $.01 par v|       |       |            |   |            |
alue                  |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
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Options to purchase Co|$7.625  |12/8/|M   | |15,313     |D  |**   |2/20/|Common Stock|15,313 |$7.625 |19,687      |D  |            |
mmon Stock, $.01 par v|        |99   |    | |           |   |     |08   |, $.01 par v|       |       |            |   |            |
alue                  |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
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Options to purchase Co|$13.625 |12/8/|M   | |2,000      |D  |***  |7/17/|Common Stock|2,000  |$13.437|4,000       |D  |            |
mmon Stock, $.01 par v|        |99   |    | |           |   |     |08   |, $.01 par v|       |5      |            |   |            |
alue                  |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
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Options to purchase Co|$10.5   |12/8/|M   | |2,344      |D  |**** |8/31/|Common Stock|2,344  |$10.5  |3,656       |D  |            |
mmon Stock, $.01 par v|        |99   |    | |           |   |     |08   |, $.01 par v|       |       |            |   |            |
alue                  |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
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Options to purchase Co|$42.75  |12/8/|M   | |2,500      |D  |*****|4/1/0|Common Stock|2,500  |$42.75 |12,500      |D  |            |
mmon Stock, $.01 par v|        |99   |    | |           |   |     |9    |, $.01 par v|       |       |            |   |            |
alue                  |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
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Options to purchase Co|$48.625 |12/8/|M   | |1,875      |D  |*****|5/19/|Common Stock|1,875  |$48.625|13,125      |D  |            |
mmon Stock, $.01 par v|        |99   |    | |           |   |*    |09   |, $.01 par v|       |       |            |   |            |
alue                  |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
*Becomes exercisable in monthly increments of approximately 729 shares beginning on 8/15/97, one month after the grant, subject to continued employment on each of such vesting dates.
**Becomes exercisable in monthly increments of approximately 729 beginning on 320/98, one month after the grant, subject to continued employment on each of such vesting dates.
***Becomes exercisable in monthly increments of approximately 125 shares beginning on 8/17/98, subject to continued employment on each of such vesting dates.
****Becomes exercisable in monthly increments of approximately 156 shares beginning on 930/98 , subject to continued employment on each of such vesting dates.
*****Becomes exercisable in monthly increments of approximately 312 beginning on 5/1/99, one month after the grant, subject to continued employment on each of such vesting dates.
******Becomes exercisable in monthly increments of approximately 312 beginning on 6/19/99, one month after the grant, subject to continued employment on each of such vesting dates.
SIGNATURE OF REPORTING PERSON
Michael J. Malesardi
DATE
January 10, 2000